May 17, 2007



VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

         Re:      PHL Variable Accumulation Account
                  Post-Effective Amendment No. 27, Filed on February 20, 2007 File Nos. 033-87376, 811-08914

                  Phoenix Life Variable Accumulation Account
                  Post-Effective Amendment No. 46, Filed on February 20, 2007 File Nos. 002-79020, 811-03488

Commissioners:

Transmitted herewith is a Correspondence Filing for the above-captioned Registration Statements. We have addressed your remaining comments as follows.

                    SPECTRUM EDGE+, PHOENIX LIFE INSURANCE COMPANY

COMMENT: 1.         EXPLAIN HOW THE FILING OF VERSIONS A-E COMPORTS WITH THE
                    COMPANY'S POSITION OF FILING MULTIPLE PROSPECTUSES IN ONE
                    REGISTRATION STATEMENT, IN ACCORDANCE WITH INVESTMENT
                    COMPANY ACT RELEASE NUMBER 14575, JUNE 14, 1985, AND GENERAL
                    BULLETIN 5066, DATED NOVEMBER 30, 1995, WHICH REFERENCES THE
                    NOVEMBER 3, 1995 INDUSTRY COMMENT LETTER.
RESPONSE:           This comment was addressed in a Correspondence Filing with the SEC dated April 26, 2007.

COMMENT: 2.         DISCLOSE WHETHER ANY GUARANTEE OR SUPPORT AGREEMENTS WITH
                    THIRD PARTIES EXIST, OR WHETHER THE COMPANY IS RESPONSIBLE
                    FOR PAYING OUT GUARANTEES TO THIRD PARTIES UNDER THE
                    CONTRACT.
RESPONSE:           This comment was addressed in a Correspondence Filing with the SEC dated April 26, 2007.

         3.  GLOSSARY

COMMENT:     3a.    CLARIFY USE OF THE TERM "ACCOUNT" AS IT APPEARS IN THE
                    DEFINITION OF CONTRACT VALUE (FOR PLIC).
RESPONSE:           Reference to the term "account," as it appears in the
                    definition of contract value, refers to the Separate
                    Account. We will update accordingly when the Company submits its next 485(b) filing to the SEC for this prospectus.

COMMENT:     3b.    PROVIDE DISCLOSURE, DESCRIBING WHAT MEANS ARE USED FOR
                    IDENTIFYING DEFINED TERMS.
RESPONSE:           Terms used in the glossary will be identified by the use of italics where they first appear in the prospectus. We have updated accordingly.

COMMENT:     3c.    CLARIFY USE OF THE TERM "INVESTMENT OPTION" THROUGHOUT THE
                    REGISTRATION STATEMENT, E.G., SEE COVER PAGE, "FIXED"
                    INVESTMENT OPTION.
RESPONSE:           The term "investment option" is used generically to mean any available fund, fixed or variable, under the contract, to which premiums may be allocated. See Contract Summary, Overview, second paragraph, which provides clarifying information. On the cover page, where the term "investment option" is first used, we have made modifications to also help clarify use of the term.

         4.  SUMMARY OF EXPENSES
COMMENT:     4a.    ANNUAL OPERATING EXPENSES: CONFIRM COMPLIANCE WITH
                    INSTRUCTION 17a, ITEM 3, REGARDING FUND OF FUNDS STRUCTURE.
RESPONSE:           Yes, we have updated our disclosure and we are in
                    compliance.

COMMENT:     4bi.   EXPENSE EXAMPLES: REMOVE "...OR ANNUITIZE" FROM THE FIRST
                    EXAMPLE.
RESPONSE:           The first example identifies maximum costs involving
                    surrender or annuitization. The second example identifies maximum costs if there is no surrender or no annuitization.
                    Rather than delete reference to annuitizing in the first example, we have, instead, clarified that the second example represents maximum costs assuming no surrender, or no annuitization.

COMMENT:     4bii.  ADDITIONALLY, CLARIFY WHAT OPTIONAL FEATURES HAVE BEEN
                    TAKEN INTO ACCOUNT, IN LIGHT OF THE FIRST PARAGRAPH TO THE
                    RIGHT OF THE EXAMPLES.
RESPONSE:           Regarding optional features referenced in the first
                    paragraph to the right of the examples, we will modify the disclosure in the second sentence to make it clear that the example focuses on a single benefit rider, i.e., election of GMWB spousal life option when the Company submits its next
                    485(b) filing to the SEC for this prospectus.

COMMENT:     4ci.   ANNUAL FUND EXPENSES: CLARIFY USE OF THE FOOTNOTE THAT THE
                    FUND IS CLOSED TO NEW INVESTMENTS ON MAY 1, 2006.
RESPONSE:           We have updated our annual fund expenses chart and footnotes for May 1, 2007 updates.

COMMENT:     4cii.  REVISE FORMAT OF TABLE, INCLUDING FOOTNOTE 15, IN ACCORDANCE
                    WITH INSTRUCTION 3F TO ITEM 3 OF FORM N-1A.
RESPONSE:           We have updated the table to reflect "Acquired Fund Fees and
                    Expenses" column.

COMMENT:     4ciii. FOOTNOTE 1 OF THE TABLE REFERS TO DIVIDEND EXPENSES FOR
                    SHORT SALES. A SEPARATE LINE ITEM IS NEEDED TO ACCOUNT FOR
                    DIVIDEND EXPENSES IN THE CHART.
RESPONSE:           It is not applicable. There were no dividend expenses for
                    short sales.

COMMENT:     4civ.  CONTRACTUAL WAIVERS MUST BE FOR 1 YEAR. REVISE FOOTNOTE #11,
                    BY REFERENCING APRIL 30, 2008.
RESPONSE:           We now reference April 30, 2008.

         5.  CONTRACT SUMMARY

COMMENT:     5a.    REMOVE MVA FROM PLIC PROSPECTUS.
RESPONSE:           We have removed reference to the MVA feature from the PLIC prospectus.

COMMENT:     5b.    CONFIRM ACCURACY OF DISCLOSURE UNDER TERMINATION, PAGE 12,
                    CONSIDERING RIDERS.
RESPONSE:           We have modified the disclosure under termination, page 12, considering riders.

COMMENT: 6.  FINANCIAL STATEMENTS
             REVISE THE DISCLOSURE TO COMPORT WITH THE EFFECTIVE DATE OF THE
             REGISTRATION STATEMENT. CONFIRM ALL DATED INFORMATION IS CURRENT
             THROUGHOUT THE REGISTRATION STATEMENT. E.G., FEE TABLE, PAGE 2 OF
             THE SAI, AND EXPERTS INFORMATION ON PAGE 13 OF THE SAI.
RESPONSE:    We have revised the disclosure accordingly, and confirm all dated information is current.

COMMENT: 7.  PARTICIPATING INVESTMENT FUNDS
             3RD PARAGRAPH:  CLARIFY AOD (ANNUITY OPERATIONS DIVISION). IT MAY
             BE HELPFUL TO FOLLOW THE NATIONAL PRODUCT FORMAT.
RESPONSE:    The term "AOD" is defined in the lower portion of page 1 of the prospectus, along with the address for the Annuity Operations
             Division.

         8.  DEDUCTIONS & CHARGES

COMMENT:     8a.    DISCLOSE THE CURRENT M&E CHARGE, NOT JUST THE MAXIMUM.
RESPONSE:           We have added such disclosure.

COMMENT:     8b.    SINCE THIS FILING REPRESENTS THE NY VERSION, CONFIRM
                    RELEVANCE OF REFERENCE TO CERTAIN STATES ON PAGE B1 UNDER
                    APPENDIX B. ON PAGE 43, REMOVE REFERENCES TO TEXAS OPTIONAL
                    RETIREMENT PROGRAM.
RESPONSE:    PLIC is licensed to do business in the states listed in Appendix
             B1. Therefore, we include the states that tax annuities in which PLIC is licensed. The reference to Texas Optional Retirement
             Program is included to comply with Item 11(b), Redemptions, of Form N-4.

         9.  PURCHASE OF CONTRACTS

COMMENT:     9a.    DISCLOSE THE MINIMUM FOR SUBSEQUENT PREMIUM PAYMENTS FOR
                    NON-QUALIFIED PLANS.
RESPONSE:           We have added the disclosure.

COMMENT:     9b.    ADD DISCLOSURE THAT PREMIUM PAYMENTS MAY ALSO BE ALLOCATED
                    TO A STRATEGIC OR ASSET ALLOCATION PROGRAM AS WELL, IF
                    APPLICABLE.
RESPONSE:           We have added disclosure accordingly.

COMMENT:     9c(i)  PAGE 18, PHOENIX IBBOTSEN:  PLEASE REPLACE THE SECOND
                    SENTENCE OF THE PARAGRAPH.
RESPONSE:           We have modified the paragraph in order to reflect our
                    operational procedures.

COMMENT:     9c(ii) RECONCILE 3RD SENTENCE WITH THE LAST SENTENCE OF THE SAME
                    PARAGRAPH. THE LAST SENTENCE IS CONSISTENT WITH PRIOR
                    FILINGS.
RESPONSE:           We have modified the paragraph in order to reflect our
                    operational procedures.

COMMENT:     9d.    DOLLAR COST AVERAGING PROGRAM: CLARIFY WHETHER "VALUATION
                    DATE" SHOULD BE USED INSTEAD OF "BUSINESS DAY."
RESPONSE:           We have corrected the term to reflect valuation date.

COMMENT:     9e.    DEPENDING ON THE RESPONSE TO THE ABOVE COMMENT, THE 2ND TO
                    LAST PARAGRAPH BETWEEN INTEREST INVESTMENT PROGRAM, MAY NOT
                    APPLY.
RESPONSE:           We have made the necessary change here as well.

COMMENT:     9f.    INTEREST INVESTMENT PROGRAM - STYLISTIC: BE CONSISTENT WITH
                    "PREMIUM" VS "PAYMENT" VS. "PREMIUM PAYMENT".
RESPONSE:           Use of terminology in this section is now consistent.

         10. OPTIONAL BENEFITS

COMMENT:     10a.   BENEFIT TERMINATION: LAST BULLET: CLARIFY THE LAST BULLET
                    POINT, TERMINATION OF CONTRACT. WHAT DOES THAT MEAN?
RESPONSE:           We have clarified that termination refers to the contract to which the rider is attached.

COMMENT:     10b.   GUARANTEED ANNUITIZATION VALUE: IN THE FORMULA, CLARIFY IN
                    (II), WHETHER THAT SHOULD ACCOUNT FOR THE DEDUCTION OF ANY
                    TAXES. SHOULD (II) REFLECT THE DEDUCTION OF TAXES MADE?
RESPONSE:           No.

COMMENT:     10c.   IN THE DISCUSSION OF GMWB AND/OR SURRENDER CHARGES, DISCUSS
                    THE IMPACT OF SURRENDER CHARGES ON WITHDRAWALS PURSUANT TO
                    GMWB, I.E., DO SURRENDER CHARGES APPLY?
RESPONSE:           No, surrender charges under such circumstances do not apply.

COMMENT: 11. SURRENDER OF CONTRACT AND WITHDRAWALS - CONTRACT TERMINATION:
             SHOULD THE PROVISION BE REVISED IN LIGHT OF RIDERS?
RESPONSE:    We have modified the first sentence by deleting reference to
             "...without value." Additionally, on the previous page under "Contract Value Reduced to Zero", we have separated the first sentence into two distinct sentences to help clarify the issue.

         12. INTERNET, INTERACTIVE VOICE RESPONSE AND TELEPHONE TRANSFERS

COMMENT:     12a.   SHOULD THE REFERENCE TO PHL VARIABLE BE REPLACED WITH
                    PHOENIX LIFE INSURANCE COMPANY?
RESPONSE:           Yes. We have replaced PHL Variable with the Company.

COMMENT:     12b.   DISCLOSURE DOESN'T ADDRESS INTERACTIVE VOICE RESPONSE
                    ("IVR") TRANSFER OPTION. EITHER CHANGE THE HEADING, OR ADD
                    THE DISCLOSURE.
RESPONSE:           We have added disclosure to address IVR.

COMMENT: 13. THE ANNUITY PERIOD
             UNDER ANNUITY PAYMENT OPTIONS, CLARIFY AND DISCLOSE IF THERE ARE
             ANY CHARGES IF YOU ARE TAKING WITHDRAWALS UNDER THE CONTRACT, AND
             IF SO, DISCLOSE IN THE SUMMARY OF EXPENSES AND UNDER DEDUCTIONS AND
             CHARGES.
RESPONSE:    This section of the prospectus addresses the annuitization period, not the accumulation period. During the annuitization period, withdrawals do not apply.

COMMENT: 14. MAKE SURE FEDERAL INCOME TAX DISCLOSURE IS CURRENT.
RESPONSE:    Federal income tax disclosure is now current.

COMMENT: 15. WHEREVER RIDERS APPEAR, INCLUDE NUMERIC EXAMPLES FOR EACH DEATH
             BENEFIT OPTION AND ALL RIDERS, INCLUDING CROSS-REFERENCES.
RESPONSE:    To show expense examples for every rider may be confusing to the reader, so we disclosed expense examples for GMWB because those examples illustrate the maximum expense. In the future, we may add a footnote to the Expense Example chart stating that a personalized illustration for any other applicable riders may be obtained from the Company.

                                  SAI (PART B)

         16. PERFORMANCE HISTORY

COMMENT:     16a.   PAGE 2, PERFORMANCE HISTORY, CLARIFY THE DESCRIPTION OF
                    TOTAL RETURN WITH RESPECT TO NON-STANDARDIZED PERFORMANCE.
RESPONSE:           We have added a provision addressing non-standardized
                    performance, which is identical to the provision appearing in the prospectus for PHL Variable Insurance Company.

COMMENT:     16b.   IN THE CHARTS FROM PAGES 3-10, IN A FOOTNOTE, CLARIFY
                    WHETHER RIDERS ARE REFLECTED, IF ANY. IF THEY DON'T REFLECT
                    ANY RIDERS, PUT THAT IN THE TABLE ITSELF.
RESPONSE:           The values shown assume no riders have been elected. We have modified Performance History in the previous page to add this disclosure.

COMMENT:     16c.   EACH STANDARDIZED PERFORMANCE TABLE SHOULD BE CALCULATED
                    WITH A 7% AND 3% SURRENDER CHARGE, RESPECTIVELY, FOR 1 AND 5
                    YEAR PERFORMANCE RESULTS. CLARIFY AS TO WHY THE COMPANY
                    USES 6% AND 2%, AS SHOWN IN THE FOOTNOTE FOR THE
                    STANDARDIZED PERFORMANCE TABLE, RATHER THAN 7% AND 3%?

RESPONSE:           This comment was addressed in a Correspondence Filing with the SEC dated April 26, 2007.

COMMENT: 17. IF APPLICABLE, DISCLOSE THE NAME AND PRINCIPLE ADDRESS OF THE
             CUSTODIAN, AND SERVICE PROVIDERS, PURSUANT TO ITEM 18C.
RESPONSE:    We have updated page 13 of the SAI to reflect the principle address of PricewaterhouseCoopers.

COMMENT: 18. PROVIDE DISCLOSURE OF PAYMENTS TO UNAFFILIATED PARTIES, PURSUANT TO
             ITEM 20D, IF APPLICABLE.
RESPONSE:    Not applicable.


                                     PART C

COMMENT: 19. CONFIRM ALL EXHIBITS, INCLUDING FORMS OF RIDERS AND PARTICIPATION
             AGREEMENTS WITH AFFILIATED FUNDS.

RESPONSE:    All such exhibits have been updated.

COMMENT: 20. RECONCILE DISCLOSURE UNDER ITEM 31, MANAGEMENT SERVICES, VS. PAGE 2
             UNDER "OTHER SERVICE PROVIDERS."

RESPONSE:    We have reconciled the disclosures.

COMMENT: 21. FOR FUTURE REFERENCE, NOTE PROPER NARRATIVE FOR SIGNATURE PAGE FOR
             A FILINGS VS. B FILINGS (P. S-1)
RESPONSE:    Noted.

COMMENT: 22. PROVIDE TANDY REPRESENTATIONS.
RESPONSE:    Tandy representations are provided.

         The Registrant acknowledges that:
         o the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
            Commission from taking any action with respect to the filing;
         o  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;
         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
         o the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                 SPECTRUM EDGE+, PHL VARIABLE INSURANCE COMPANY

COMMENT: 1.         EXPLAIN HOW THE FILING OF VERSIONS A-D COMPORTS WITH THE
                    COMPANY'S POSITION OF FILING MULTIPLE PROSPECTUSES IN ONE
                    REGISTRATION STATEMENT, IN ACCORDANCE WITH INVESTMENT
                    COMPANY ACT RELEASE NUMBER 14575, JUNE 14, 1985, AND GENERAL
                    BULLETIN 5066, DATED NOVEMBER 30, 1995, WHICH REFERENCES THE
                    NOVEMBER 3, 1995 INDUSTRY COMMENT LETTER.
RESPONSE:           This comment was addressed in a Correspondence Filing with the SEC dated April 26, 2007.

COMMENT: 2.         DISCLOSE WHETHER ANY GUARANTEE OR SUPPORT AGREEMENTS WITH
                    THIRD PARTIES EXIST, OR WHETHER THE COMPANY IS RESPONSIBLE
                    FOR PAYING OUT GUARANTEES TO THIRD PARTIES UNDER THE
                    CONTRACT.
RESPONSE:           This comment was addressed in a Correspondence Filing with the SEC dated April 26, 2007.

COMMENT: 3.         CONFIRM THAT MVA HAS BEEN REGISTERED.
RESPONSE:           Yes, the MVA is registered. Its registration number is
                    333-87218.

         4. GLOSSARY
COMMENT: 4a.        MVA. STATE A MORE SPECIFIC TIME PERIOD FOR WHEN IT IS
                    APPLIED.
RESPONSE:           On page 15 of the prospectus, which describes the MVA in
                    more detail, it states that the MVA is available only during the accumulation phase of the contract.

COMMENT: 4b.        PROVIDE DISCLOSURE, DESCRIBING WHAT MEANS ARE USED FOR
                    IDENTIFYING DEFINED TERMS.
RESPONSE:           Terms used in the glossary will be identified by the use of italics where they first appear in the prospectus. We have updated accordingly.

COMMENT: 4c.        CLARIFY USE OF THE TERM "INVESTMENT OPTION" THROUGHOUT THE
                    REGISTRATION STATEMENT, E.G., SEE COVER PAGE, "FIXED"
                    INVESTMENT OPTION.
RESPONSE:           The term "investment option" is used generically to mean any available fund, fixed or variable, under the contract, to which premiums may be allocated. See Contract Summary, Overview, second paragraph, which provides clarifying information. On the cover page, where the term "investment option" is first used, we have made modifications to also help clarify use of the term.

         5. SUMMARY OF EXPENSES
COMMENT: 5a.        ANNUAL OPERATING EXPENSES: CONFIRM COMPLIANCE WITH
                    INSTRUCTION 17a, ITEM 3, REGARDING FUND OF FUNDS STRUCTURE.
RESPONSE:           Yes, we have updated our disclosure and we are in
                    compliance.

COMMENT: 5b(i)      EXPENSE EXAMPLES: REMOVE "...OR ANNUITIZE" FROM THE FIRST
                    EXAMPLE.
RESPONSE:           The first example identifies maximum costs involving
                    surrender or annuitization. The second example identifies maximum costs if there is no surrender or no annuitization.
                    Rather than delete reference to annuitizing in the first example, we have, instead, clarified that the second example represents maximum costs assuming no surrender, or no annuitization.

COMMENT: 5b(ii)     ADDITIONALLY, CLARIFY WHAT OPTIONAL FEATURES HAVE BEEN
                    TAKEN INTO ACCOUNT, IN LIGHT OF THE FIRST PARAGRAPH TO THE
                    RIGHT OF THE EXAMPLES.
RESPONSE:           Regarding optional features referenced in the
                    first paragraph to the right of the examples, we will modify the disclosure in the second sentence to make it clear that the example focuses on a single benefit rider, i.e., election of GMWB spousal life option when the Company submits its next 485(b) filing to the SEC for this prospectus.

COMMENT: 5c(i)      ANNUAL FUND EXPENSES: CLARIFY USE OF THE FOOTNOTE THAT THE
                    FUND IS CLOSED TO NEW INVESTMENTS ON MAY 1, 2006.
RESPONSE:           We have updated our annual fund expenses chart and footnotes for May 1, 2007 updates.

COMMENT: 5c(ii)     REVISE FORMAT OF TABLE, INCLUDING FOOTNOTE 15, IN ACCORDANCE
                    WITH INSTRUCTION 3F TO ITEM 3 OF FORM N-1A.
RESPONSE:           We have updated the table to reflect "Acquired Fund Fees and
                    Expenses" column.

COMMENT: 5c(iii)    FOOTNOTE 1 OF THE TABLE REFERS TO DIVIDEND EXPENSES FOR
                    SHORT SALES. A SEPARATE LINE ITEM IS NEEDED TO ACCOUNT FOR
                    DIVIDEND EXPENSES IN THE CHART.
RESPONSE:           It is not applicable. There were no dividend expenses for
                    short sales.

COMMENT: 5c(iv)     CONTRACTUAL WAIVERS MUST BE FOR 1 YEAR. REVISE FOOTNOTE #11,
                    BY REFERENCING APRIL 30, 2008.
RESPONSE:           We now reference April 30, 2008.

COMMENT: 6.         CONTRACT SUMMARY - CONFIRM ACCURACY OF DISCLOSURE UNDER
                    TERMINATION, PAGE 13, CONSIDERING RIDERS.
RESPONSE:           We have modified the disclosure under termination, page 13, considering riders.

COMMENT: 7.         FINANCIAL STATEMENTS
                    REVISE THE DISCLOSURE TO COMPORT WITH THE EFFECTIVE DATE OF
                    THE REGISTRATION STATEMENT. CONFIRM ALL DATED INFORMATION IS
                    CURRENT THROUGHOUT THE REGISTRATION STATEMENT. E.G., FEE
                    TABLE, PAGE 2 OF THE SAI, AND EXPERTS INFORMATION ON PAGE 13
                    OF THE SAI.
RESPONSE:           We have revised the disclosure accordingly, and confirm all dated information is current.

COMMENT: 8.         DOES THE FIRST PARAGRAPH IN THE GIA DISCLOSURE SECTION APPLY
                    TO THE MVA?
RESPONSE:           The focus of the first paragraph in the GIA disclosure is to make it clear that the GIA is not available if GMAB or GMWB is elected. Inclusion of the GIA in the MVA account is discussed in the MVA section of the prospectus.

         9. DEDUCTIONS & CHARGES
COMMENT:            DISCLOSE THE CURRENT M&E CHARGE, NOT JUST THE MAXIMUM.
RESPONSE:           We have added such disclosure.

         10. PURCHASE OF CONTRACTS
COMMENT: 10a.       ADD DISCLOSURE THAT PREMIUM PAYMENTS MAY ALSO BE ALLOCATED
                    TO A STRATEGIC OR ASSET ALLOCATION PROGRAM AS WELL, IF
                    APPLICABLE.
RESPONSE:           We have added disclosure accordingly.

COMMENT: 10b(i).    PAGE 20, PHOENIX IBBOTSEN: PLEASE REPLACE THE SECOND
                    SENTENCE OF THE PARAGRAPH.
RESPONSE:           We have modified the paragraph in order to reflect our
                    operational procedures.

COMMENT: 10b(ii).   RECONCILE 3RD SENTENCE WITH THE LAST SENTENCE OF THE SAME
                    PARAGRAPH. THE LAST SENTENCE IS CONSISTENT WITH PRIOR
                    FILINGS.
RESPONSE:           We have modified the paragraph in order to reflect our
                    operational procedures.

COMMENT: 10c.       DOLLAR COST AVERAGING PROGRAM: CLARIFY WHETHER "VALUATION
                    DATE" SHOULD BE USED INSTEAD OF "BUSINESS DAY."
RESPONSE:           We have corrected the term to reflect valuation date.

COMMENT: 10d.       DEPENDING ON THE RESPONSE TO THE ABOVE COMMENT, THE 2ND TO
                    LAST PARAGRAPH BETWEEN INTEREST INVESTMENT PROGRAM, MAY NOT
                    APPLY.
RESPONSE:           We have made the necessary change here as well.

COMMENT: 10e.       INTEREST INVESTMENT PROGRAM - STYLISTIC: BE CONSISTENT WITH
                    "PREMIUM" VS "PAYMENT" VS. "PREMIUM PAYMENT".
RESPONSE:           Use of terminology in this section is now consistent.

COMMENT: 10f.       CLARIFY WHAT INVESTMENT OPTIONS ARE AVAILABLE FOR
                    WITHDRAWALS FROM THE SYSTEMATIC WITHDRAWAL PROGRAM,
                    INCLUDING WHETHER MVA APPLIES.
RESPONSE:           All investment options are available under the Systematic
                    Withdrawal Program. The last sentence of the first paragraph of the Systematic Withdrawal Program section of the prospectus specifies that withdrawals from the MVA may be subject to a market value adjustment. Whether a market value adjustment applies depends on the calculated results of the market value adjustment formula.

COMMENT: 11a.       CLARIFY THE TERM "RIDER DATE" UNDER THE THIRD PARAGRAPH OF
                    GMAB UNDER THE OPTIONAL BENEFITS SECTION.
RESPONSE:           The benefit is available if each owner and annuitant are
                    less than 81 years old on the date the rider is issued. We will clarify that the term "Rider Date" refers to the date the rider is issued when the Company submits its next 485(b) filing to the SEC for this prospectus.

COMMENT: 11b.       BENEFIT TERMINATION: LAST BULLET: CLARIFY THE LAST BULLET
                    POINT, TERMINATION OF CONTRACT. WHAT DOES THAT MEAN?
RESPONSE:           We have clarified that termination refers to the contract to which the rider is attached.

COMMENT: 11c.       GUARANTEED ANNUITIZATION VALUE: IN THE FORMULA, CLARIFY IN
                    (II), WHETHER THAT SHOULD ACCOUNT FOR THE DEDUCTION OF ANY
                    TAXES. SHOULD (II) REFLECT THE DEDUCTION OF TAXES MADE?
RESPONSE:           No.

COMMENT: 11d.       IN THE DISCUSSION OF GMWB AND/OR SURRENDER CHARGES, DISCUSS
                    THE IMPACT OF SURRENDER CHARGES ON WITHDRAWALS PURSUANT TO
                    GMWB, I.E., DO SURRENDER CHARGES APPLY?
RESPONSE:           No, surrender charges under such circumstances do not apply.

COMMENT: 12.        SURRENDER OF CONTRACT AND WITHDRAWALS - CONTRACT
                    TERMINATION: SHOULD THE PROVISION BE REVISED IN LIGHT OF
                    RIDERS?
RESPONSE:           We have modified the first sentence by deleting reference to
                    "...without value." Additionally, on the previous page under "Contract Value Reduced to Zero", we have separated the first sentence into two distinct sentences to help clarify the issue.

COMMENT: 13. INTERNET, INTERACTIVE VOICE RESPONSE AND TELEPHONE TRANSFERS
                    DISCLOSURE DOESN'T ADDRESS INTERACTIVE VOICE RESPONSE
                    ("IVR") TRANSFER OPTION. EITHER CHANGE THE HEADING, OR ADD
                    THE DISCLOSURE.
RESPONSE:           We have added disclosure to address IVR.

COMMENT: 14. THE ANNUITY PERIOD
                    UNDER ANNUITY PAYMENT OPTIONS, CLARIFY AND DISCLOSE IF THERE
                    ARE ANY CHARGES IF YOU ARE TAKING WITHDRAWALS UNDER THE
                    CONTRACT, AND IF SO, DISCLOSE IN THE SUMMARY OF EXPENSES AND
                    UNDER DEDUCTIONS AND CHARGES.
RESPONSE:           This section of the prospectus addresses the annuitization period, not the accumulation period. During the annuitization period, withdrawals do not apply.

COMMENT: 15.        MAKE SURE FEDERAL INCOME TAX DISCLOSURE IS CURRENT.
RESPONSE:           Federal income tax disclosure is now current.

COMMENT: 16.        WHEREVER RIDERS APPEAR, INCLUDE NUMERIC EXAMPLES FOR EACH
                    DEATH BENEFIT OPTION AND ALL RIDERS, INCLUDING
                    CROSS-REFERENCES.
RESPONSE:           To show expense examples for every rider may be confusing to the reader, so we disclosed expense examples for GMWB because those examples illustrate the maximum expense. In the future, we may add a footnote to the Expense Example chart stating that a personalized illustration for any other applicable riders may be obtained from the Company.

                                       SAI

COMMENT: 17.        EACH STANDARDIZED PERFORMANCE TABLE SHOULD BE CALCULATED
                    WITH A 7% AND 3% SURRENDER CHARGE, RESPECTIVELY, FOR 1 AND 5
                    YEAR PERFORMANCE RESULTS. CLARIFY AS TO WHY THE COMPANY
                    USES 6% AND 2%, AS SHOWN IN THE FOOTNOTE FOR THE
                    STANDARDIZED PERFORMANCE TABLE, RATHER THAN 7% AND 3%?
RESPONSE:           This comment was addressed in a Correspondence Filing with the SEC dated April 26, 2007.

COMMENT: 18.        IF APPLICABLE, DISCLOSE THE NAME AND PRINCIPLE ADDRESS OF
                    THE CUSTODIAN, AND SERVICE PROVIDERS, PURSUANT TO ITEM 18C.
RESPONSE:           We have updated page 13 of the SAI to reflect the principle address of PricewaterhouseCoopers.

COMMENT: 19.        PROVIDE DISCLOSURE OF PAYMENTS TO UNAFFILIATED PARTIES,
                    PURSUANT TO ITEM 20D, IF APPLICABLE.
RESPONSE:           Not applicable.

                                     PART C

COMMENT: 20.        CONFIRM ALL EXHIBITS, INCLUDING FORMS OF RIDERS AND
                    PARTICIPATION AGREEMENTS WITH AFFILIATED FUNDS.
RESPONSE:           All such exhibits have been updated.

COMMENT: 21.        RECONCILE DISCLOSURE UNDER ITEM 31, MANAGEMENT SERVICES, VS.
                    PAGE 2 UNDER "OTHER SERVICE PROVIDERS."
RESPONSE:           We have reconciled the disclosures.

COMMENT: 22.        FOR FUTURE REFERENCE, NOTE PROPER NARRATIVE FOR SIGNATURE
                    PAGE FOR A FILINGS VS. B FILINGS (P. S-1)
RESPONSE:           Noted.

COMMENT: 23.        PROVIDE TANDY REPRESENTATIONS.
RESPONSE:           Tandy representations are provided.

         The Registrant acknowledges that:
         o the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
            Commission from taking any action with respect to the filing;
         o  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;
         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
         o the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this filing, please contact the undersigned at (860) 403-5759.

     Sincerely,




     /s/ Peter Scavongelli, Esq.
     Peter Scavongelli
     Vice President, Life & Annuity SEC/State Compliance
     Phoenix Life Insurance Company